As filed with the Securities and Exchange Commission on October 15, 2024

Securities Act File No. 333-273954

Investment Company Act File No. 811-22072

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

[X] Registration Statement under the Securities Act of 1933
[ ] Pre-Effective Amendment No.
[X] Post-Effective Amendment No. 1
and/or
[X] Registration Statement under the Investment Company Act of 1940
[X] Amendment No. 27

NXG CUSHING® MIDSTREAM ENERGY FUND
(Registrant’s Exact Name as Specified in Charter)

600 N. Pearl St., Suite 1205
Dallas, Texas 75201

(Address of Principal Executive Offices)

(214) 692-6334

(Registrant’s Telephone Number, including Area Code)

John Musgrave
Cushing® Asset Management, LP
600 N. Pearl St., Suite 1205
Dallas, Texas 75201

(Name and Address of Agent for Service)

Copies to:

Kevin T. Hardy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, Illinois 60606

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[X]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

[ ]	When declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ____________.

[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ___________.

[X]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-273954.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[ ]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[X]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-273954) of NXG Cushing® Midstream Energy Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibit (n)(ii), “Consent of Independent Registered Public Accounting Firm (N-CSR)” to the Registration Statement.

Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement and therefore the remainder of the Registration Statement has been omitted.

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1)  Included in Part A: Financial highlights

Incorporated by reference into Part B:

The Registrant’s audited financial statements, notes to such financial statements and the report of independent registered public accounting firm thereon, by reference to the Registrant’s Annual Report for the period ended November 30, 2023, as contained in the Registrant’s Form N-CSR filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2024.

The Registrant’s unaudited financial statements, and notes to such financial statements, by reference to the Registrant’s Semi-Annual Report for the period ended May 31, 2024, as contained in the Registrant’s Form N-CSRS filed with the Commission on August 9, 2024.

(2)  Exhibits

(a)	(i)	Second Amended and Restated Agreement and Declaration of Trust of Registrant(3)

(ii)	Amendment to the Second Amended and Restated Agreement and Declaration of Trust of Registrant(4)

(iii)	Second Amendment to the Second Amended and Restated Agreement and Declaration of Trust of Registrant(5)

(b)	(i)	Amended and Restated By-Laws of Registrant(4)

(ii)	Amendment to the Amended and Restated By-Laws of Registrant(4)

(iii)	Second Amendment to the Amended and Restated By-Laws of Registrant(5)

(c)	Not applicable

(d)	Form of Subscription Documents for Rights++

(e)	Dividend Reinvestment Plan of Registrant(1)

(f)	Not applicable

(g)	(i)	Investment Management Agreement between Registrant and Cushing® Asset Management, LP (the “Investment Adviser”)(2)

(ii)	Fee Waiver Agreement(6)

(h)	Form of Underwriting/Sales/Dealer Manager Agreement++

(i)	Not applicable

(j)	Custody Agreement(2)

(k)(i)(1)	Transfer Agent Servicing Agreement(4)

(2)	Amendment to Transfer Agent Servicing Agreement(4)

(ii)	Fund Administration Agreement(2)

(iii)	Fund Accounting Servicing Agreement(2)

(l)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP(5)

(m)	Not applicable

(n)(i)	Consent of Independent Registered Public Accounting Firm(6)

(ii)	Consent of Independent Registered Public Accounting Firm (N-CSR)*

(o)	Not applicable

(p)	Initial Stock Purchase Agreement(2)

(q)	Not applicable

(r)(i)	Code of Ethics of the Registrant(4)

(ii)	Code of Ethics of the Investment Adviser(4)

(s)	Filing Fee Table*

(t)	Power of Attorney(5)

(z)(i)	Form of Prospectus Supplement for Common Share Offering(6)

(ii)	Form of Prospectus Supplement for Rights Offering(6)

*	Filed herewith.

++	To be filed by post-effective amendment.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333- 143305 and Investment Company Act File No. 811-22072), on Form N-2, filed on July 20, 2007.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333- 143305 and Investment Company Act File No. 811-22072), on Form N-2, filed on August 23, 2007.

(3)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 8-K filed on May 16, 2011.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333- 225523 and Investment Company Act File No. 811-22072), on Form N-2, filed on June 8, 2018.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-273954 and Investment Company Act File No. 811-22072), filed on August 11, 2023.

(6)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (Securities Act File No. 333-273954 and Investment Company Act File No. 811-22072), filed on October 26, 2023.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the Prospectus Supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC Fees	$12,450
FINRA Fees	15,500
Printing and Mailing Expenses	50,000
Legal Fees	200,000
Exchange Listing Fees	40,000
Audit Fees	50,000
Miscellaneous Expenses	150,000
Total	517,950

Item 28. Persons Controlled by or Under Common Control with Registrant

None

Item 29. Number of Holders of Securities

Title Class	Number of Record Shareholders as of October 15, 2024
Common shares of beneficial interest, par value $0.001 per share	6

Item 30. Indemnification

Article IV of the Registrant’s Second Amended and Restated Agreement and Declaration of Trust provides as follows:

Section 2. Limitation of Liability. All persons contracting with or having any claim against the Trust or a particular Series shall look only to the assets of the Trust or, as applicable, all Series or such particular Series for payment under such contract or claim; and neither the Trustees nor, when acting in such capacity, any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor. Every written instrument or obligation on behalf of the Trust or any Series shall contain a statement to the foregoing effect, but the absence of such statement shall not operate to make any Trustee or officer of the Trust liable thereunder. Provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interest of the Trust, the Trustees and officers of the Trust shall not be responsible or liable for any act or omission or for neglect or wrongdoing of them or any officer, agent, employee, investment adviser or independent contractor of the Trust, but nothing contained in this Declaration or in the Delaware Act shall protect any Trustee or officer of the Trust against liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Section 3. Indemnification.

(a) Subject to the exceptions and limitations contained in subsection (b) below:

(i)   every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, employee, trustee, agent or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii)  as used herein, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative, investigative, arbitration or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

(i)   who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Trust; or

(ii)   in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office; (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) or (D) by a vote of a majority of the Outstanding Shares entitled to vote (excluding any Outstanding Shares owned of record or beneficially by such individual).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d)   To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in subsection (a) of this Section may be paid by the Trust or applicable Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of a quorum of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section. Independent counsel retained for the purpose of rendering an opinion regarding advancement of expenses and/or a majority of a quorum of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, may proceed under a rebuttable presumption that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the Covered Person’s duties to the Trust and were based on the Covered Person’s determination that those actions were in the best interests of the Trust and its Shareholders; provided that the Covered Person is not an Interested Person (or is an Interested Person solely by reason of being an officer of the Trust).

(e)   Any repeal or modification of this Article IV by the Shareholders, or adoption or modification of any other provision of the Declaration or By-Laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption. Any such repeal or modification by the Shareholders shall require a vote of at least two-thirds of the Outstanding Shares entitled to vote and present in person or by proxy at any meeting of the Shareholders.

Section 4. Indemnification of Shareholders.

(a)   If any Shareholder or former Shareholder of the Trust (as opposed to a Shareholder or former Shareholder of any Series) shall be held personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of any entity, its general successor) shall be entitled out of the assets belonging to the Trust to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust shall, upon request by such Shareholder, assume the defense of any claim made against such Shareholder for any act or obligation of the Trust and satisfy any judgment thereon from the assets of the Series.

(b)   If any Shareholder or former Shareholder of any Series shall be held personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or in the case of any entity, its general successor) shall be entitled out of the assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Series, shall, upon request by such Shareholder, assume the defense of any claim made against such Shareholder for any act or obligation of the Series and satisfy any judgment thereon from the assets of the Series.

Section 5. No Bond Required of Trustees. No Trustee shall be obligated to give any bond or other security for the performance of any of his duties hereunder.

Section 6. No Duty of Investigation; Notice in Trust Instruments, Etc. No purchaser, lender, transfer agent or other Person dealing with the Trustees or any officer, employee or agent of the Trust or a Series thereof shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively presumed to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust or a Series thereof. Every written obligation, contract, instrument, certificate, Share, other security of the Trust or a Series thereof or undertaking made or issued by the Trustees may recite that the same is executed or made by them not individually, but as Trustees under the Declaration, and that the obligations of the Trust or a Series thereof under any such instrument are not binding upon any of the Trustees or Shareholders individually, but bind only the Trust Property or the Trust Property of the applicable Series, and may contain any further recital which they may deem appropriate, but the omission of such recital shall not operate to bind the Trustees individually. The Trustees may maintain insurance for the protection of the Trust Property or the Trust Property of the applicable Series, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable.

Section 7. Reliance on Experts, Etc. Each Trustee, officer or employee of the Trust or a Series thereof shall, in the performance of his duties, powers and discretions hereunder be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust or a Series thereof, upon an opinion of counsel, or upon reports made to the Trust or a Series thereof by any of its officers or employees or by the Investment Adviser, the Administrator, the Distributor, the Principal Underwriter, Transfer Agent, selected dealers, accountants, appraisers or other experts or consultants selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Section 18 of the Investment Management Agreement between Registrant and Cushing® Asset Management, LP provides as follows:

18. Limitation of Liability of the Fund and the Shareholders. None of the Trustees, officers, agents or shareholders of the Fund will be personally liable under this Agreement. The name “The Cushing® MLP & Infrastructure Total Return Fund” is the designation of the Fund for the time being under the Amended and Restated Agreement and Declaration of Trust and all persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund, as none of the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Fund.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Advisor

The Investment Adviser is not engaged in any other business, profession, vocation or employment of a substantial nature. A description of any other business, profession, vocation or employment of a substantial nature in which each limited partner or executive officer of the Investment Adviser is or has been during the past two fiscal years engaged in for his or her own account or in his or her capacity as trustee, officer, or portfolio manager of the Fund, is set forth in Part A and Part B of this Registration Statement in the sections entitled “Management of the Fund” or in the Investment Adviser’s Form ADV, as filed with the SEC (SEC File No. 801-63255), and which Form ADV is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules promulgated under the 1940 Act, are kept by the Registrant or its custodian, transfer agent, administrator and fund accountant. The Registrant is located at the following address: NXG Cushing® Midstream Energy Fund, 600 N. Pearl Street, Suite 1205, Dallas, Texas 75201. The Fund’s custodian is located at the following address: U.S. Bank National Association, 1555 N. RiverCenter Drive, Suite 302, Milwaukee, Wisconsin 53212. The Fund’s transfer agent, registrar and administrator is located at the following address: U.S. Bancorp Global Fund Services, 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.   Not applicable.

2.   Not applicable.

3.   Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)      to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)      to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)      to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)       if the Registrant is relying on Rule 430B

(A)       Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)       Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)       If the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)        any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)        free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)        the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)        any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Registrant undertakes that, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

Registrant undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.	Registrant undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Not applicable.

7.	Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, this Registrant’s Registration Statement has been signed on behalf of the Registrant, in the City of Dallas, State of Texas, on the 15th day of October, 2024

NXG CUSHING® MIDSTREAM ENERGY FUND

By:	/s/ John Musgrave
	Name:	John Musgrave
	Title:	Chief Executive Officer and President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities set forth below on the 15th day of October, 2024.

Principal Executive Officer

/s/ John Musgrave
John Musgrave
Chief Executive Officer and President

Principal Financial Officer

/s/ Blake Nelson
Blake Nelson
Chief Financial Officer and Treasurer

Trustees

*
Brian R. Bruce
Trustee

*
John H. Alban
Trustee

*
Andrea N. Mullins
Trustee

*
Ronald P. Trout
Trustee

*	Signed by Blake Nelson, an attorney-in-fact, pursuant to a power of attorney filed herewith.

By:	/s/ Blake Nelson
Blake Nelson
Attorney-In-Fact
October 15, 2024

EXHIBIT INDEX

(n)(ii)	Consent of Independent Registered Public Accounting Firm (N-CSR)